UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

EVERQUOTE, INC.
(Name of Issuer)
CLASS A COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)
30041R108
(CUSIP Number)
February 11, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30041R108
(1)	Names of Reporting Persons Ararat Capital Management, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power	0
	(6) Shared Voting Power	254,391*
	(7) Sole Dispositive Power	0
	(8) Shared Dispositive Power	254,391*
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 254,391*
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
(11)	Percent of Class Represented by Amount in Row (9) 5.1%*
(12)	Type of Reporting Person (See Instructions) IA

* Beneficial ownership percentage is based upon 4,958,739 shares of Class A common stock, $0.001 par value per share (“Common Stock”), of EverQuote, Inc., a Delaware corporation (the “Company”) issued and outstanding as of October 31, 2018, based on information reported by the Company in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2018. Ararat Capital Management, LP (“Ararat”) is the investment manager to Narrow River Capital Partners Master Fund, L.P., a Cayman Islands exempted limited partnership (the “Master Fund”), and Raffi Tokatlian (“Mr. Tokatlian,” and, collectively with Ararat and the Master Fund, the “Reporting Persons”) is the sole member and manager of Ararat. As of February 11, 2019 (the “Report Date”), the Master Fund held 254,391 shares of Common Stock of the Company. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Ararat may be deemed to beneficially own the 254,391 shares of Common Stock of the Company held by the Master Fund, or approximately 5.1% of the shares of Common Stock of the Company deemed issued and outstanding as of the Report Date.

CUSIP No. 30041R108
(1)	Names of Reporting Persons Narrow River Capital Partners Master Fund, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power	0
	(6) Shared Voting Power	254,391*
	(7) Sole Dispositive Power	0
	(8) Shared Dispositive Power	254,391*
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 254,391*
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
(11)	Percent of Class Represented by Amount in Row (9) 5.1%*
(12)	Type of Reporting Person (See Instructions) CO

* Beneficial ownership percentage is based upon 4,958,739 shares of Common Stock issued and outstanding as of October 31, 2018, based on information reported by the Company in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2018. As of the Report Date, the Master Fund held 254,391 shares of Common Stock. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, the Master Fund may be deemed to beneficially own the 254,391 shares of Common Stock, or approximately 5.1% of the shares of Common Stock deemed to be issued and outstanding as of the Report Date.

CUSIP No. 30041R108
(1)	Names of Reporting Persons Raffi Tokatlian
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power	0
	(6) Shared Voting Power	254,391*
	(7) Sole Dispositive Power	0
	(8) Shared Dispositive Power	254,391*
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 254,391*
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
(11)	Percent of Class Represented by Amount in Row (9) 5.1% *
(12)	Type of Reporting Person (See Instructions) IN

* Beneficial ownership percentage is based upon 4,958,739 shares of Common Stock issued and outstanding as of October 31, 2018, based on information reported by the Company in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2018. Ararat is the investment manager to the Master Fund, and Mr. Tokatlian is the sole member and manager of Ararat. As of the Report Date, the Master Fund held 254,391 shares of Common Stock. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Mr. Tokatlian may be deemed to beneficially own the 254,391 shares of Common Stock held by the Master Fund, or approximately 5.1% of the shares of Common Stock deemed to be issued and outstanding as of the Report.

Item 1(a).  Name Of Issuer.

EverQuote, Inc. (the “Company”)

Item 1(b).  Address of Issuer’s Principal Executive Offices.

210 Broadway

Cambridge, Massachusetts 02139

Item 2(a).  Name of Person Filing.

This report on Schedule 13G (this “Schedule 13G”), is being jointly filed by (i) Ararat Capital Management, LP (“Ararat”), a Delaware limited partnership and the investment manager to Narrow River Capital Partners Master Fund, L.P. (the “Master Fund”), a Cayman Islands exempted limited partnership that is the holder of 254,391 shares of Class A common stock, $0.001 par value per share, of the Company (the “Common Stock”) reported on this Schedule 13G; (ii) the Master Fund; and (iii) Raffi Tokatlian, as the sole member and manager of Ararat (“Mr. Tokatlian,” and, collectively with Ararat and the Master Fund, the “Reporting Persons”).

The 254,391 shares of Common Stock held by the Master Fund, which constitute approximately 5.1% of the shares of Common Stock deemed to be issued and outstanding as of October 31, 2018, may be deemed to be beneficially owned (x) by the Master Fund, (y) indirectly by Ararat, as the investment adviser to the Master Fund, and (z) indirectly by Mr. Tokatlian, as the sole member and manager of Ararat.

As of February 11, 2019, the Master Fund held 254,391 shares of Common Stock, constituting approximately 5.1% of the Common Stock deemed to be issued and outstanding as of February 11, 2019.

Item 2(b).  Address of Principal Business Office or, if None, Residence.

The address for the Reporting Persons is: 210 Broadway, Cambridge, Massachusetts 02139.

Item 2(c).  Citizenship.

Ararat is organized under the laws of the State of Delaware. Mr. Tokatlian is a citizen of the United States. The Master Fund is a Cayman Islands exempted limited partnership.

Item 2(d).  Title of Class of Securities.

Common Stock, $0.001 par value per share.

Item 2(e).  CUSIP No.

30041R108

Item 3.  If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

Not Applicable.

Item 4.  Ownership.

As reported in the cover pages to this report, the ownership information with respect to each of Ararat, the Master Fund and Mr. Tokatlian is as follows:

(a)	Amount Beneficially Owned:	254,391*

(b)	Percent of Class:		5.1%*

(c)	Number of Shares as to which the person has:

	(i)	sole power to vote or to direct the vote:	0

	(ii)	shared power to vote or to direct the vote	254,391*

	(iii)	sole power to dispose or to direct the disposition of:	0

	(iv)	shared power to dispose or to direct the disposition of	254,391*

* This Schedule 13G is being jointly filed by (i) Ararat, a Delaware limited partnership and the investment manager to the Master Fund that is the holder of 254,391 shares of Common Stock, as reported on this Schedule 13G; (ii) the Master Fund; and (iii) Mr. Tokatlian, as the sole member and manager of Ararat.

The 254,391 shares of Common Stock held by the Master Fund, which constitute approximately 5.1% of the shares of Common Stock deemed to be issued and outstanding as of February 11, 2019, may be deemed to be beneficially owned (x) by the Master Fund, (y) indirectly by Ararat, as the investment adviser to the Master Fund, and (z) indirectly by Mr. Tokatlian, as the sole member and manager of Ararat.  The foregoing beneficial ownership percentage is based upon 4,958,739 shares of Common Stock, issued and outstanding as of February 11, 2019, based on information reported by the Company in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2018.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

Not Applicable.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 25, 2019

ARARAT CAPITAL MANAGEMENT, LP By: Ararat Capital Management GP, LLC, its general partner
By:	/s/ Raffi Tokatlian
Name: Raffi Tokatlian
Title: Managing Member

NARROW RIVER CAPITAL PARTNERS, L.P.

By:	Narrow River Capital Partners GP, LLC, its investment manager

By:	/s/ Raffi Tokatlian
Name: Raffi Tokatlian
Title: Managing Member

/s/ Raffi Tokatlian
Raffi Tokatlian

Attention:  Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001)